

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4561

October 9, 2015

James C. Reagan
Chief Financial Officer
Leidos Holdings, Inc.
11951 Freedom Drive
Reston, Virginia 20190

   Re: Leidos Holdings, Inc.
      Form 10-K for the Fiscal Year Ended January 30, 2015
      Filed March 25, 2015
      File No. 001-33072

Dear Mr. Reagan:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Craig D. Wilson

         Craig D. Wilson
         Senior Assistant Chief Accountant
         Office of Information Technologies
         and Services